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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Carlo, Dennis J.
   11388 Sorrento Valley Road, Suite 200
   San Diego, CA   92121

2. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   03/13/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

                      Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security       2)Trans-   3.Trans-      4.Securities Acquired(A)         5)Amount of       6)     7)Nature of
                           action     action           or Disposed of (D)            Securities               Indirect
                            Date       Code                       A                 Beneficially      D      Beneficial
                           (Month/                                or                  Owned at        or      Ownership
                          Day/Year)   Code V       Amount         D   Price         End of Month      I
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
Class A Common Stock      03/13/03    A (1)        10,000          A                    10,000         D        Direct

                        Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
                                                 Owned (Columns 1 through 6)
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  1)Title of Derivative         2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative       6)Date Exercisable and
         Security               or Exercise      action         action   Securities Acquired (A)          Expiration Date
                                 Price of         Date           Code      or Disposed of (D)
                                 Derivative
                                  Security                     Code  V   A                    D       Exercisable  Expiration
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
Non-Qualified Stock Option         $0.7200                                                                          02/19/09
(right to buy)
Non-Qualified Stock Option         $1.1600      03/13/03         A (2)   10,000                                     03/13/13
(right to buy)
Non-Qualified Stock Option         $1.5000                                                                          06/30/08
(right to buy)
Non-Qualified Stock Option         $1.5500                                                             12/02/99     12/02/09
(right to buy)
Non-Qualified Stock Option         $1.7000                                                             04/17/00     04/17/10
(right to buy)
Non-Qualified Stock Option         $2.1250                                                             05/08/00     05/08/10
(right to buy)
Non-Qualified Stock Option         $3.2400                                                             03/15/02     03/15/12
(right to buy)
Non-Qualified Stock Option         $4.1500                                                             03/16/01     03/16/11
(right to buy)

                        Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
                                             Owned (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-     7)Title and Amount                       8)Price     9)Number of    10)  11)Nature of
      Security                  action        of Underlying                          of Deri-     Derivative          Indirect
                                 Date           Securities                           vative       Securities    D    Beneficial
                                                                      Amount or      Security    Beneficially   or    Ownership
                                                                      Number of                    Owned at     I
                  -                               Title                 Shares                   End of Month
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
Non-Qualified Stock Option                 Class A Common Stock        28,417                      28,417        D     Direct
(right to buy)
Non-Qualified Stock Option     03/13/03    Class A Common Stock        10,000                      10,000        D     Direct
(right to buy)
Non-Qualified Stock Option                 Class A Common Stock        35,000                      35,000        D     Direct
(right to buy)
Non-Qualified Stock Option                 Class A Common Stock        15,000                      15,000        D     Direct
(right to buy)
Non-Qualified Stock Option                 Class A Common Stock        30,000                      30,000        D     Direct
(right to buy)
Non-Qualified Stock Option                 Class A Common Stock        10,000                      10,000        D     Direct
(right to buy)

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
Non-Qualified Stock Option                 Class A Common Stock        10,000                      10,000        D     Direct
(right to buy)
Non-Qualified Stock Option                 Class A Common Stock        10,000                      10,000        D     Direct
(right to buy)

Explanation of Responses:

(1)
Represents the Company's grant of restricted stock for service on the Board of Directors. The restricted stock vests upon the earliest to occur of resignation, retirement or death.

(2)
10,000 options to purchase Class A Common Stock issued pursuant to the Company's 1994 Stock Option Plan, of which all the Options shall become exercisable immediately upon the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ By: Gregory P. Hanson
    For: Dennis J. Carlo
DATE 03/14/03

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